FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of 23 June 2008

SIGNET GROUP plc
(Translation of registrant's name into English)

15 Golden Square
London W1F 9JG
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TR-1:
  notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Signet Group plc
2. Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	x
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
3. Full name of person(s) subject to the notification obligation:	Capital Group International, Inc
4. Full name of shareholder(s) (if different from 3.)
5. Date of the transaction and date on which the threshold is crossed or reached:	19 June 2008
6. Date on which issuer notified:	20 June 200 8
7. Threshold(s) that is/are crossed or reached:	9%

8. Notified details:

A: Voting rights attached to shares
Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights viii	Number of shares		Number of voting rights ix		% of voting rights
			Direct	Indirect	Direct [x]	Indirect xi	Direct	Indirect
Ordinary GB00B1HTFP68	153,617,685	153,617,685		153,312,585		153,312,585		8.9891%

B: Financial Instruments
Resulting situation after the triggering transaction xii
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A

Total (A+B)
Number of voting rights	% of voting rights
153,312,585	8.9891%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv :
  Number of shares

Percent of outstanding

Capital Group International Inc. ("CGII") holdings
153,312,585
  8.989%

Holidngs by CGII Management Companies and Funds:

Capital Guardian Trust Company
1,694,960
  0.099%

Capital International Limited
87,605,389
5.137%

Capital International S.A.
32,510,510
  1.906%

Capital International, Inc.
31,501,726
  1.847%

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
14. Contact name:
15. Contact telephone number:

Identity of the notifier

Full name:
Mark Andrew Jenkins - Group Company Secretary
Contact address:
Signet Group plc,

15 Golden Square, London, W1F 9JG
Phone number
: 0870 90 90 301

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                             By: /s/ Walker Boyd

                                                              Name: Walker Boyd
                                                                          Title: Group Finance Director

Date: 23 June 2008